Exhibit 99.1

ReTo Eco-Solutions Signs Additional Contracts in the amount of RMB 3 Million; Promotes Equipment Sales Through Entrusted Operation & Maintenance Business

BEIJING, CHINA – July 30, 2020 - ReTo Eco-Solutions, Inc. (the “Company,” “we” or “ReTo”) (NASDAQ: RETO), a one-stop, total technology solutions provider for the healthy improvement of ecological environments, today announced it is promoting its proprietary equipment sales through an expansion of its entrusted operation and maintenance business (“O&M”). As a result of its efforts, the Company recently signed additional equipment contracts in the aggregate amount of RMB 3 Million with customers in Shijiazhuang City, Hebei Province and Jinan City, Shandong Province.

An important part of the Company’s one-stop, total technology solutions, ReTo has now signed O&M contracts with multiple customers, with the primary goal of promoting the sales of ReTo’s environmental protection equipment with comprehensive, ongoing after-sales services, including maintenance, operations consulting and efficiency optimization. By helping to maximize customer operating efficiency, ReTo is able to help its customers increase their return on investment, while strengthening its competitive advantage.

Mr. Li Hengfang, ReTo’s Chairman and Chief Executive Officer, commented, “We are very excited about our progress in O&M sales, as we work to build a sustainable long-term business. This was a logical extension of our business. It allows us to leverage our experienced engineering and technical support teams to better solve problems for our customers. This in turn helps increase our customers’ return on investment and helps them to realize the greatest economic benefits under their existing resources and policies, as we provide detailed types, formulas and production plans of our environmentally friendly construction equipment and materials. At the same time, our strategy has helped promote the transformation of ReTo’s services platform from a technology-based enterprise to an even more powerful technology plus service enterprise."

About ReTo Eco-Solutions, Inc. (NASDAQ: RETO)

Founded in 1999, ReTo (NASDAQ: RETO) is a leader in ecological innovation, with sustainable environmental priorities and seeks to empower communities through its proprietary technologies, systems and solutions, which have been used to bring clean water and fertile soil to villages and cities worldwide. The Company is founded on its strategy of Technology Improves Ecology and is a full spectrum provider of products and services, ranging from the production of environmentally-friendly construction materials, environmental protection equipment and manufacturing equipment used to produce environmentally-friendly construction materials, to project consulting, design and installation for the health and improvement of ecological environments, such as ecological soil restoration, through solid waste treatment. For more information, please visit: http://en.retoeco.com

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company’s statements regarding: 1) the ability of its products and services to create economic and strategic advantages for its clients; 2) the ability of its ‘one-stop’ solution to provide it with a competitive advantage; and 3) the ability of its products and services to assist in the environmental protection in China are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of construction and ecological solutions in China and internationally; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and internationally and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Giorgio Zhao

Beijing Phone: +86-010-64827328

ir@retoeco.com or 310@reit.cc

Global IR Partners
David Pasquale

New York Phone: +1-914-337-8801

RETO@globalirpartners.com